UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2023

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 1, 2023, Guardforce AI Co., Limited (the “Company”) issued a press release to correct certain figures in the consolidated balance sheets and statements of cash flows that were included in the release posted on April 21, 2023. A copy of that press release is attached as Exhibit 99.1 hereto.

On May 2, 2023, the Company issued a press release announcing that it has commenced an underwritten public offering. A copy of that press release is attached as Exhibit 99.2 hereto.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “CORRECTION: Guardforce AI Reports Revenue of $34.5 Million for 2022; Robotics AI Solutions Revenue Increases 245.1%” dated May 1, 2023
99.2	Press Release titled “Guardforce AI Announces Proposed Underwritten Public Offering of Ordinary Shares” dated May 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2023	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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